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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Hollinger Inc. (Name of Issuer)
Retractable Common Shares (Title of Class of Securities)
43556C 60 6 (CUSIP Number)
Peter K. Carmichael Secretary Press Holdings International Limited Registered Office 22 Grenville Street St. Helier, Jersey, Channel Islands +377 93 15 94 93
with a copy to:

Morris J. Kramer, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 18, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            43556C 60 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Press Acquisition Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 27,363,170
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 27,363,170

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,363,170

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person CO

CUSIP No.            43556C 60 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Press Holdings International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds BK

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Jersey

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 27,363,170
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 27,363,170

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,363,170

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person CO, HC

CUSIP No.            43556C 60 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sir David Barclay

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds AF, BK

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 27,363,170
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 27,363,170

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,363,170

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person IN, HC

CUSIP No.            43556C 60 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sir Frederick Barclay

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds AF, BK

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 27,363,170
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 27,363,170

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,363,170

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person IN, HC

Item 1.    Security and Issuer.

        This statement on Schedule 13D (this "Schedule 13D") relates to the Retractable Common Shares (the "Retractable Common Shares"), of Hollinger Inc. (the "Company"), a corporation incorporated under the Canada Business Corporations Act (the "CBCA"). The principal executive offices of the Company are located at 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7.

Item 2.    Identity and Background.

        This Schedule 13D is being filed by Press Holdings International Limited, a corporation incorporated under the laws of Jersey ("PHIL"), Press Acquisition Inc., a corporation incorporated under the CBCA and a wholly-owned subsidiary of PHIL ("Press Acquisition"), Sir David Barclay, a citizen of the United Kingdom, and Sir Frederick Barclay, a citizen of the United Kingdom (PHIL, Press Acquisition, Sir David Barclay and Sir Frederick Barclay together constitute the "Reporting Persons"). The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

        PHIL was organized solely for the purpose of acquiring the Company and has not carried on any other business or activity. The address of the registered office is 22 Grenville Street, St. Helier, Jersey, Channel Islands and the address for correspondence is 7 Avenue de Grande Bretagne 98000 Monaco.

        Press Acquisition is a Canadian corporation organized solely to conduct the Offer (as defined herein) and the related transactions involving the Hollinger Inc. Shares (as defined herein). The address of its principal business and principal office is 250 Yonge Street, Suite 2400, Toronto, Ontario, Canada M5B 2M6.

        Sir David Barclay and Sir Frederick Barclay are controlling shareholders of PHIL. The business address of each of Sir David Barclay and Sir Frederick Barclay is 7 Avenue de Grande Bretagne 98000 Monaco. Sir David Barclay and Sir Frederick Barclay own or control certain privately-held businesses that have annual gross revenues mainly in the U.K. of approximately US$7 billion, including a company that owns a group of newspapers (including The Scotsman, Scotland on Sunday and The Business), The Ritz Hotel, London, Littlewoods Stores and the mail order catalogue businesses Littlewoods and Shop Direct.

        Information as to each of the directors and executive officers of PHIL is set forth on Schedule I hereto. Information as to each of the directors and executive officers of Press Acquisition is set forth on Schedule II hereto. Each of such persons named on Schedule I and Schedule II hereto is a citizen of the United Kingdom other than Stephen H. Halperin, who is a citizen of Canada and Charles R. Klotz, who is a citizen of the United States.

        During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, the individuals named in Schedule I or Schedule II hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, the individuals named in Schedule I or Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        Beneficial ownership of the Retractable Common Shares which are the subject of this Schedule 13D may be deemed to have been acquired through the execution of the Tender and Shareholder Support and Acquisition Agreement (the "Tender Agreement"), dated January 18, 2004, by and among PHIL, The Ravelston Corporation Limited ("Ravelston"), and The Lord Black of Crossharbour, PC(Can), OC, KCSG ("Lord Black"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. Pursuant to the terms and subject to the conditions contained in the Tender Agreement, PHIL has agreed to cause Press Acquisition to make a takeover bid (the "Offer") to purchase all of the outstanding Retractable Common Shares at a price of CDN$8.44 per share, Exchangeable Non-Voting Preference Shares Series II of the Company at a price of CDN$9.53 per share, and Exchangeable Non-Voting Preference Shares Series III of the Company at a price of CDN$10.175 per share (collectively, the "Hollinger Inc. Shares"). Press Acquisition commenced the Offer on January 27, 2004.

        If all of the Hollinger Inc. Shares are acquired pursuant to the Offer, Press Acquisition would require approximately CDN$453 million or approximately US$346 million to purchase the Hollinger Inc. Shares and to pay for related fees and expenses (together the "Offer Costs"). Pursuant to the terms of the Tender Agreement, PHIL has agreed to make available to Press Acquisition the consideration to pay the Offer

Costs. Sir David Barclay and Sir Frederick Barclay have sufficient personal and business resources to fund the Offer Costs, but have chosen to arrange a stand-by credit facility of £285 million with The Governor and Company of the Bank of Scotland (the "Bank of Scotland") for PHIL to fund the Offer Costs. A copy of the stand-by credit facility is attached hereto as Exhibit 3 and incorporated herein by reference. The stand-by credit facility, which was entered into by PHIL and the Bank of Scotland on January 16, 2004, is personally guaranteed by Sir David Barclay and Sir Frederick Barclay, which personal guarantee is attached hereto as Exhibit 4 and incorporated herein by reference. The stand-by credit facility has a term of 18 months and bears interest at an annual rate equal to the British Bankers' Association Interest Settlement Rate for the relevant period plus 2%. The stand-by credit facility is not secured by any of the assets or income streams of PHIL, Press Acquisition, the Company, Hollinger International (as defined herein) or any of their respective subsidiaries. The description of the stand-by credit facility and personal guarantee in this Schedule 13D is qualified in its entirety by reference thereto.

Item 4.    Purpose of Transaction.

        The purpose of the Offer is to enable Press Acquisition to acquire the entire equity interest in the Company, and indirectly, the shares of Class A Common Stock of Hollinger International and the shares of Class B Common Stock of Hollinger International owned by the Company and 504468 N.B. Inc., an indirect wholly-owned subsidiary of the Company. Accordingly, Press Acquisition's current intention is to acquire any Hollinger Inc. Shares that are not accepted pursuant to the Offer through a Compulsory Acquisition Right (as defined herein) or Subsequent Acquisition Transaction (as defined herein). It is possible that, as a result of: (i) delays in Press Acquisition's ability to effect such a transaction; (ii) information hereafter obtained by Press Acquisition; (iii) changes in general or economic market conditions or in the business of the Company; or (iv) other currently unforeseen circumstances, such transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms.

        The Offer is subject to certain conditions set forth in the Tender Agreement, including a condition that certain specified regulatory approvals shall have been obtained and a condition that no governmental order shall be in effect that would prevent the acquisition of the Hollinger Inc. Shares. If and when the Offer is completed, Ravelston, certain Ravelston affiliates and Lord Black will cease to beneficially own any Hollinger Inc. Shares.

        PHIL entered into the Tender Agreement to facilitate the acquisition of all of the Hollinger Inc. Shares. Pursuant to the terms and subject to the conditions in the Tender Agreement, Lord Black and Ravelston have agreed to, and Ravelston has agreed to cause certain Ravelston affiliates to, tender their respective Hollinger Inc. Shares in the Offer. Lord Black and Ravelston have agreed not to, and Ravelston has agreed to cause certain Ravelston affiliates not to, sell, dispose of or enter into any arrangement with respect to a transfer of the Hollinger Inc. Shares owned, directly or indirectly, by Lord Black or Ravelston. In addition, Lord Black and Ravelston have agreed to vote, or cause to be voted, all of the Hollinger Inc. Shares owned, directly or indirectly, by Lord Black or Ravelston in favor of the Offer and the transactions contemplated by the Tender Agreement and against any action or transaction that would interfere with or discourage the Offer or the transactions contemplated by the Tender Agreement. The description of the Tender Agreement in this Schedule 13D is qualified in its entirety by reference thereto.

        If within 120 days after the date of the Offer, Press Acquisition acquires, pursuant to the Offer, not less than 90% of any class(es) of Hollinger Inc. Shares, then Press Acquisition currently intends, pursuant to the compulsory acquisition provisions of Section 206 of the CBCA, to acquire the Hollinger Inc. Shares in such class(es) held by each shareholder who did not accept the Offer and any person who subsequently acquires any Hollinger Inc. Shares of such class(es) from such a holder on the same terms and at the same price for which the Hollinger Inc. Shares were acquired pursuant to the Offer (a "Compulsory Acquisition Right").

        If Press Acquisition acquires less than 90% of any or all class(es) of the Hollinger Inc. Shares under the Offer or the foregoing statutory right of compulsory acquisition is not available for any reason or if Press Acquisition elects not to proceed under such provisions, Press Acquisition intends to consider acquiring, directly or indirectly, all of the Hollinger Inc. Shares of such class(es) in accordance with applicable law by way of an amalgamation, statutory arrangement, capital reorganization, consolidation or other transaction involving Press Acquisition and/or an affiliate of Press Acquisition and the Company and/or the shareholders of the relevant class(es) for the purpose of the Company becoming, directly or indirectly, a wholly-owned subsidiary of Press Acquisition or an affiliate (a "Subsequent Acquisition Transaction"), although Press Acquisition expressly reserves the right not to so proceed.

        Press Acquisition expressly reserves the right (i) not to exercise a Compulsory Acquisition Right, (ii) not to propose a Subsequent Acquisition Transaction and (iii) to propose a Subsequent Acquisition Transaction on terms other than as described herein. If Press Acquisition decides not to exercise a Compulsory Acquisition Right (subject to the requirements of the CBCA) or proposes a Subsequent Acquisition Transaction but cannot obtain the required approvals, Press Acquisition will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Hollinger Inc. Shares in the open market, in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional Hollinger Inc. Shares. Subject to applicable law, additional purchases of Hollinger Inc. Shares could be at a price greater than, equal to or less than the prices to be paid for Hollinger Inc. Shares pursuant to the Offer and could be for cash or other consideration. Alternatively, Press Acquisition may sell or otherwise dispose of any or all Hollinger Inc. Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Press Acquisition which may vary from the amount and form of consideration paid for Hollinger Inc. Shares pursuant to the Offer.

        If the Company becomes a wholly-owned subsidiary of Press Acquisition, Press Acquisition may continue to operate the Company as a wholly-owned subsidiary, the Company may be amalgamated with or wound-up into Press Acquisition or an affiliate of Press Acquisition and/or Press Acquisition may transfer some or all of its interests in the Company to an affiliate.

        If permitted by applicable law, subsequent to completion of the Offer, the exercise of any Compulsory Acquisition Right or the completion of any Subsequent Acquisition Transaction, Press Acquisition intends to delist the Hollinger Inc. Shares from the Toronto Stock Exchange and to cause the equity securities of the Company to cease to be registered under Canadian and United States securities laws.

        Press Acquisition reserves the right, before and after the expiration of the Offer, to purchase Hollinger Inc. Shares in the open market or otherwise, to the extent permitted by applicable law.

        The Company is the beneficial owner of approximately 30.3% of the outstanding shares of Hollinger International Inc., a Delaware corporation ("Hollinger International") and approximately 72.7% of Hollinger International's voting stock. Under the Tender Agreement, PHIL agreed that after accepting and paying for the Hollinger Inc. Shares held by Ravelston, it will, if so requested in writing by the Company, provide or cause to be provided up to CDN $26,400,000 in debt or other financing to the Company on terms and conditions reasonably satisfactory to PHIL for the purpose of allowing a subsidiary of the Company to satisfy certain of its obligations to Hollinger International under that certain Amended Promissory Note dated March 10, 2003, if still outstanding on such date.

        Under the terms of the Tender Agreement, effective upon the taking up of and payment for the Hollinger Inc. Shares owned, directly or indirectly, by Lord Black and Ravelston, Lord Black and his wife shall each resign as an officer and director (as applicable) of the Company and each of its subsidiaries and Lord Black shall use his reasonable best efforts to assist PHIL in securing the resignation of such other officers and directors of the Company and its subsidiaries as PHIL may request in writing.

        PHIL and Press Acquisition are currently considering a number of options with respect to the Company's 11 7/8% Senior Secured Notes due 2011 (the "Notes"), including, but not limited to, the repurchase, redemption or refinancing of the Notes. However, neither PHIL nor Press Acquisition has made any decision regarding their alternatives with respect to the Notes and there can be no assurance that PHIL or Press Acquisition will act with respect to the Notes.

        Except as set forth above, the Reporting Persons do not have any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D (although they reserve the right to develop and implement such plans).

Item 5.    Interest in Securities of the Issuer.

        (a)   As of January 18, 2004, under the definition of "beneficial ownership" as set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, as a result of having entered into the Tender Agreement, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 27,363,170 Retractable Common Shares, representing approximately 78.2% of the issued and outstanding Retractable Common Shares (based on the number of Retractable Common Shares outstanding as of January 18, 2004 as set forth in the Tender Agreement). To the best of the Reporting Persons' knowledge, none of the individuals named on Schedule I or Schedule II hereto, other than the Reporting Persons, beneficially owns any Retractable Common Shares.

        (b)   By virtue of the covenants and agreements contained in the Tender Agreement, each of the Reporting Persons may be deemed to have (i) shared power to vote or direct the vote of 27,363,170 Retractable Common Shares and (ii) shared power to dispose or direct the disposition of 27,363,170 Retractable Common Shares. None of the Reporting persons has sole power to vote or direct the vote of any Retractable Common Shares or sole power to dispose or direct the disposition of any Retractable Common Shares. Pursuant to the terms of the Tender Agreement, each of the Reporting Persons may be deemed to share dispositive and voting power with respect to the Retractable Common Shares with Ravelston and Lord Black. The information contained in the remainder of this response to Item 5(b) of Schedule 13D is based upon the information contained in Amendment No. 15 to Schedule 13D jointly filed with the Securities and Exchange Commission by the Company, Ravelston and Lord Black on January 20, 2004, and the accuracy of such information cannot be verified independently by the Reporting Persons. The Reporting Persons expressly disclaim all responsibility for the accuracy of such information. Ravelston is a corporation organized under the laws of the province of Ontario, Canada and the principal business of Ravelston is that of an investment holding company. Lord Black is a citizen of the United Kingdom and his principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Company. The business address of each of Ravelston and Lord Black is 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7. To the best of the Reporting Persons' knowledge, during the last five years, neither Ravelston or Lord Black has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (c)   None of the Reporting Persons or, to the best of the Reporting Persons' knowledge, the individuals named in Schedule I or Schedule II hereto, has effected any transaction in the Retractable Common Shares during the past 60 days, except to the extent that beneficial ownership thereof is attributed by virtue of the Tender Agreement.

        (d)   Prior to the acquisition of the Retractable Common Shares in the Offer, none of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Retractable Common Shares. To the best of the Reporting Persons' knowledge, subject to the terms of the Tender Agreement, Ravelston and Lord Black will continue to have such right until completion of the Offer.

        (e)   Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except as set forth herein and in the Tender Agreement, to the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any other person with respect to any securities of the Company.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 28, 2004, by and among Press Holdings International Limited, Press Acquisition Inc., Sir David Barclay and Sir Frederick Barclay.
Exhibit 2
Tender and Shareholder Support and Acquisition Agreement, dated January 18, 2004, by and among Press Holdings International Limited, The Ravelston Corporation Limited and The Lord Black of Crossharbour, PC(Can), OC, KCSG.
Exhibit 3	Committed Facilities, dated January 16, 2004, by and between Press Holdings International Limited and The Governor and Company of the Bank of Scotland.
Exhibit 4
Personal Guarantee relating to the obligations of Press Holdings International Limited, dated January 16, 2004, by and among Sir David Barclay, Sir Frederick Barclay and The Governor and Company of the Bank of Scotland.

SIGNATURE

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2004

PRESS HOLDINGS INTERNATIONAL LIMITED
By:	/s/ DAVID BARCLAY
	Name:	David Barclay
	Title:	President

PRESS ACQUISITION INC.
By:	/s/ DAVID BARCLAY
	Name:	David Barclay
	Title:	President
/s/ DAVID BARCLAY Sir David Barclay
/s/ FREDERICK BARCLAY Sir Frederick Barclay

Schedule I

        The table below sets forth information with respect to the directors and executive officers of Press Holdings International Limited:

Name	Position with PHIL	Occupation	Business Address
Sir David Barclay	Director, President	See Item 2.	7 Avenue de Grande Bretagne 98000 Monaco
Sir Frederick Barclay	Director	See Item 2.	7 Avenue de Grande Bretagne 98000 Monaco
Michael Seal	Director	Managing Director, Ellerman Investments Limited(1)	20 St. James's Street London, England SW1A 1ES
Peter K. Carmichael	Director	Director, Société Anonyme d'Expoitations Hoteliers(2)	3 Avenue Princess Grace Monte Carlo 98000 Monaco

(1)
Ellerman Investments Limited is a holding company.

(2)
Socíeté Anonyme d'Expoitations Hoteliers is a hotelier.

Schedule II

        The table below sets forth information with respect to the directors of Press Acquisition Inc.:

Director	Position with Press Acquisition	Title/Occupation	Business Address
Sir David Barclay	Director, President	See Item 2.	7 Avenue de Grande Bretagne 98000 Monaco
Sir Frederick Barclay	Director	See Item 2.	7 Avenue de Grande Bretagne 98000 Monaco
Stephen H. Halperin	Director	Partner, Goodmans LLP(1)	250 Yonge Street Suite 2400 Toronto, Ontario Canada M5B 2M6
Charles R. Klotz	Director, Vice President and Secretary	Executive positions with companies affiliated with Sir David Barclay and Sir Frederick Barclay	c/o Bingham McCutchen 150 Federal Street Boston, Massachusetts 02110

(1)
Goodmans LLP is a law firm.

EXHIBIT INDEX

Exhibit No.	Exhibit Name
Exhibit 1	Joint Filing Agreement, dated January 28, 2004, by and among Press Holdings International Limited, Press Acquisition Inc., Sir David Barclay and Sir Frederick Barclay.
Exhibit 2
Tender and Shareholder Support and Acquisition Agreement, dated January 18, 2004, by and among Press Holdings International Limited, The Ravelston Corporation Limited and The Lord Black of Crossharbour, PC(Can), OC, KCSG.
Exhibit 3	Committed Facilities, dated January 16, 2004, by and between Press Holdings International Limited and The Governor and Company of the Bank of Scotland.
Exhibit 4
Personal Guarantee relating to the obligations of Press Holdings International Limited, dated January 16, 2004, by and among Sir David Barclay, Sir Frederick Barclay and The Governor and Company of the Bank of Scotland.

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE
Schedule I
Schedule II
EXHIBIT INDEX